UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Buckeye Partners, L.P.
(Name of Issuer)
LP Units representing limited partner interests
(Title of Class of Securities)
118230101
(CUSIP Number)
January 18, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	118230101

1	NAMES OF REPORTING PERSONS First Reserve GP XI, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,866,333 LP Units (including 4,382,889 Class B Units)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,866,333 LP Units (including 4,382,889 Class B Units)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,866,333 LP Units (including 4,382,889 Class B Units)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	118230101

1	NAMES OF REPORTING PERSONS First Reserve GP XI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,866,333 LP Units (including 4,382,889 Class B Units)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,866,333 LP Units (including 4,382,889 Class B Units)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,866,333 LP Units (including 4,382,889 Class B Units)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	118230101

1	NAMES OF REPORTING PERSONS FR XI Onshore AIV II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,866,333 LP Units (including 4,382,889 Class B Units)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,866,333 LP Units (including 4,382,889 Class B Units)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,866,333 LP Units (including 4,382,889 Class B Units)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	118230101

1	NAMES OF REPORTING PERSONS William E. Macaulay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,866,333 LP Units (including 4,382,889 Class B Units)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,866,333 LP Units (including 4,382,889 Class B Units)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,866,333 LP Units (including 4,382,889 Class B Units)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON

	IN

Item 1.
(a)	Name of Issuer

Buckeye Partners, L.P.

(b)	Address of Issuer’s Principal Executive Offices

One Greenway Plaza, Suite 600, Houston, Texas 77046

Item 2.
(a)	Name of Person Filing

This Schedule 13G is filed on behalf of each of the following entities and person (collectively, the “Reporting Persons”):

First Reserve GP XI, Inc. First Reserve GP XI, L.P. FR XI Onshore AIV II, L.P. William E. Macaulay

FR XI Onshore AIV II, L.P. (“Onshore”) directly holds the units listed under its name in Item 4 below. First Reserve GP XI, L.P. (“GP LP”) is the general partner of Onshore, and First Reserve GP XI, Inc. (“GP Inc.”) is the general partner of GP LP. Mr. Macaulay is a director of GP Inc. and has the right to appoint a majority of the board of directors of GP Inc. In such capacities, Mr. Macaulay, GP LP and GP Inc. may be deemed to share beneficial ownership of the units of the Issuer held by Onshore.

(b)	Address of Issuer’s Principal Executive Offices

One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

(c)	Citizenship

Onshore, GP LP and GP Inc. are organized under the laws of the State of Delaware. Mr. Macaulay is a U.S. citizen.

(d)	Title of Class of Securities

LP Units representing limited partner interests.

For purposes of this Schedule 13G, Class B Units representing limited partner interests are aggregated with LP Units.

Class B Units, a separate class of the Issuer’s limited partner interests, have the same voting rights as if they were LP Units and vote together as a class with the LP Units. In addition, Class B Units share equally with LP Units (i) with respect to the payment of distributions and (ii) in the event of a liquidation of the Issuer. The Issuer has the option to pay distributions on the Class B Units with cash or by issuing additional Class B Units. If the Issuer elects to pay distributions on the Class B Units by issuing additional Class B Units, the number of additional Class B Units to be issued is the quotient of (A) the amount of the cash distribution payable to the holder of Class B Units, divided by (B) (1) the volume-weighted average price of LP Units for the 10 trading days immediately preceding the date the distributions are declared, less (2) a discount of 15%. Class B Units will convert into LP Units on a one-for-one basis on the earlier of (i) the date on which at least 4 million barrels of incremental storage capacity are placed in-service by Bahamas Oil Refining Company International Limited and (ii) the January 18, 2014.

(e)	CUSIP Number

118230101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Set forth below is information regarding the aggregate number and percentage of LP Units of the Issuer beneficially owned by each of the Reporting Persons as of January 18, 2011 (all percentages of LP Units (including Class B Units) reported in this statement on Schedule 13G have been calculated based on 85,497,942 LP Units (including Class B Units) outstanding immediately following the completion of the

Issuer’s issuance of LP Units (including Class B Units) to the Onshore and certain unaffiliated investors, as reported in the Issuer’s supplemental listing application with the New York Stock Exchange dated January 12, 2011).
(a)	Amount beneficially owned: 6,866,333 LP Units (including 4,382,889 Class B Units).

(b)	Percent of class: 8.0%.

(c)	Number of units as to which the person has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	6,866,333
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	6,866,333

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 28, 2011	FIRST RESERVE GP XI, INC.
	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XI, L.P.
	By:	First Reserve GP XI, Inc., its general partner

	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XI ONSHORE AIV II, L.P.
	By:	First Reserve GP XI, L.P., its general partner

	By:	First Reserve GP XI, Inc., its general partner

	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

WILLIAM E. MACAULAY
/s/ Anne E. Gold
By: Anne E Gold, Attorney-in-Fact

EXHIBIT INDEX
Exhibit 99.1   Joint Filing Statement (filed herewith)
Exhibit 99.2   Power of Attorney for William E. Macaulay (filed herewith)